UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-24100

HMN FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

1016 Civic Center Drive Northwest, Rochester, Minnesota 5590
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	None*
* HMN Financial, Inc. merged with and into Alerus Financial Corporation on October 9, 2024, at which time the separate corporate existence of HMN Financial, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934 Alerus Financial Corporation, as successor by merger to HMN Financial, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 23, 2024	By:	/s/ Katie A. Lorenson
		Name: Title:	Katie A. Lorenson President and Chief Executive Officer